FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 28, 2002, Series 2002-AC4	[redacted] 333-43091

____

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: [signature]
Name: Joseph Juskowski
Title: Managing Director

Dated: August 20 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSAC4-BURKE

BSAC4-BURKE Class B (II-A2) __Seq(SR) <P>

Orig Bal 11,800,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 27-Aug-2002 Tranche: B (II-A2)

Price	bsac4-burke/p50	bsac4-burke/p125	bsac4-burke/p200	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	23.98	10.33	4.56	Avg. Life
	12/22	02/10	09/06	1st Prin
	11/31	11/31	10/07	Last Prin
91:20	6.22	6.68	7.71	Yield
	12.45	7.36	3.86	Duration
91:24	6.21	6.66	7.67	Yield
	12.46	7.36	3.86	Duration
91:28	6.20	6.64	7.64	Yield
	12.47	7.36	3.86	Duration
92: 0	6.19	6.63	7.60	Yield
	12.47	7.37	3.86	Duration
92: 4	6.18	6.61	7.57	Yield
	12.48	7.37	3.86	Duration
92: 8	6.17	6.59	7.53	Yield
	12.49	7.37	3.86	Duration
92:12	6.16	6.57	7.50	Yield
	12.50	7.38	3.87	Duration

BSAC4-BURKE Class A (II-A1) __Seq(SR) <P>

Orig Bal 179,409,800 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 27-Aug-2002 Tranche: A (II-A1)

Price	bsac4-burke/p50	bsac4-burke/p125	bsac4-burke/p200	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	6.48	2.55	1.55	Avg. Life
	09/02	09/02	09/02	1st Prin
	12/22	02/10	09/06	Last Prin
100:18	5.37	5.15	4.91	Yield
	4.90	2.26	1.43	Duration
100:22	5.35	5.10	4.83	Yield
	4.90	2.26	1.43	Duration
100:26	5.32	5.04	4.74	Yield
	4.91	2.26	1.43	Duration
100:30	5.30	4.99	4.66	Yield
	4.91	2.27	1.43	Duration
101: 2	5.27	4.93	4.57	Yield
	4.92	2.27	1.44	Duration
101: 6	5.25	4.88	4.48	Yield
	4.92	2.27	1.44	Duration
101:10	5.22	4.83	4.40	Yield
	4.93	2.27	1.44	Duration

BSAC4-BURKE

BSAC4-BURKE Class A (II-A1) __Seq(SR) <P>

Orig Bal 179,409,800 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 27-Aug-2002 Tranche: A (II-A1)

Price	bsac4-burke/p50 1.8400% 6.48 09/02 12/22	bsac4-burke/p125 1.8400% 2.55 09/02 02/10	bsac4-burke/p200 1.8400% 1.55 09/02 09/06	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
100:20	5.36	5.13	4.87	Yield
	4.90	2.26	1.43	Duration
100:24	5.34	5.07	4.79	Yield
	4.91	2.26	1.43	Duration
100:28	5.31	5.02	4.70	Yield
	4.91	2.26	1.43	Duration
101: 0	5.29	4.96	4.61	Yield
	4.92	2.27	1.44	Duration
101: 4	5.26	4.91	4.53	Yield
	4.92	2.27	1.44	Duration
101: 8	5.24	4.85	4.44	Yield
	4.93	2.27	1.44	Duration
101:12	5.21	4.80	4.36	Yield
	4.93	2.27	1.44	Duration

BSAC4-BURKE Class A (II-A1) __Seq(SR) <P>

Orig Bal 179,409,800 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 27-Aug-2002 Tranche: A (II-A1)

Price	bsac4-burke/p50	bsac4-burke/p125	bsac4-burke/p200	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	6.48	2.55	1.55	Avg. Life
	09/02	09/02	09/02	1st Prin
	12/22	02/10	09/06	Last Prin
100:19	5.37	5.14	4.89	Yield
	4.90	2.26	1.43	Duration
100:23	5.34	5.08	4.81	Yield
	4.91	2.26	1.43	Duration
100:27	5.32	5.03	4.72	Yield
	4.91	2.26	1.43	Duration
100:31	5.29	4.98	4.63	Yield
	4.92	2.27	1.44	Duration
101: 3	5.27	4.92	4.55	Yield
	4.92	2.27	1.44	Duration
101: 7	5.24	4.87	4.46	Yield
	4.93	2.27	1.44	Duration
101:11	5.22	4.81	4.38	Yield
	4.93	2.27	1.44	Duration

BSAC4-BURKE

BSAC4-BURKE Class A2 (I-A2) __Inverse IO(SS) <P>

Orig Bal 114,628,000 Fac 1.00000 Coup 6.110 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

-1.0000 x 1-mo LIBOR + 7.9500 Cap 7.9500 @ 0.0000 Floor 0.0000 @ 7.9500

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 27-Aug-2002 Tranche: A2 (I-A2)

Price	bsac4-burke/p50	bsac4-burke/p125	bsac4-burke/p200	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	7.32	3.01	1.72	Avg. Life
	09/02	09/02	09/02	1st Prin
	05/32	05/32	09/07	Last Prin
9: 1+	63.23	40.45	11.95	Yield
	1.15	1.18	1.14	Duration
9: 5+	62.05	39.30	10.76	Yield
	1.17	1.20	1.16	Duration
9: 9+	60.92	38.19	9.61	Yield
	1.19	1.22	1.17	Duration
9:13+	59.81	37.11	8.49	Yield
	1.21	1.24	1.19	Duration
9:17+	58.74	36.07	7.40	Yield
	1.23	1.26	1.21	Duration
9:21+	57.70	35.05	6.34	Yield
	1.25	1.28	1.22	Duration
9:25+	56.69	34.06	5.30	Yield
	1.27	1.30	1.24	Duration

BSAC4-BURKE

BSAC4-BURKE Class A1 (I-A1) __Floater(SS) <P>

Orig Bal 114,628,000 Fac 1.00000 Coup 2.390 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.5500 Cap 8.5000 @ 7.9500 Floor 0.5500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 27-Aug-2002 Tranche: A1 (I-A1)

Price	bsac4-burke/p50 1.8400% 7.32 09/02 05/32	bsac4-burke/p125 1.8400% 3.01 09/02 05/32	bsac4-burke/p200 1.8400% 1.72 09/02 09/07	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:20	2.46 6.28	2.54 2.79	2.63 1.64	Yield Duration
99:24	2.44 6.29	2.49 2.79	2.55 1.64	Yield Duration
99:28	2.42 6.30	2.45 2.80	2.48 1.64	Yield Duration
100: 0	2.40 6.30	2.40 2.80	2.40 1.65	Yield Duration
100: 4	2.38 6.31	2.36 2.80	2.33 1.65	Yield Duration
100: 8	2.36 6.32	2.31 2.81	2.25 1.65	Yield Duration
100:12	2.34 6.32	2.27 2.81	2.18 1.65	Yield Duration